UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Greenhouse Solutions Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    39530T103

                                 (CUSIP Number)

                               John G. Michak, III
                       8400 E Crescent Parkway, Suite 600
                        Greenwood Village, Colorado 80111
                                 (970) 439-1905

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 21, 2015

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ____


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                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON

              John G. Michak, III

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.       ___
         b.       ___

3.       SEC USE ONLY


4.       SOURCE OF FUNDS

              PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

              USA

7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  SOLE VOTING POWER
                  29,000,000

8.            SHARED VOTING POWER

                  0

9.            SOLE DISPOSITIVE POWER
                  29,000,000

10.           SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              30,500,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES _____

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32.7%

14.      TYPE OF REPORTING PERSON

              IN

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.0001 par value (the "Common Stock"), of Greenhouse Solutions, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is located at 8400 E. Crescent Parkway, Suite 600, Greenwood Village, Colorado 80111.


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ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed by John G. Michak, III (the "Reporting Person") with respect to shares directly owned by him.

Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

(b) The business address of John G. Michak, III is 8400 E. Crescent Parkway 6th Floor, Greenwood Village, Colorado 80111.

(c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 21, 2015, the Reporting Person acquired 29,000,000 shares of the Company's voting Common Stock from George Dory for $10.00. The funds utilized by the Reporting Person came from his personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Common Stock owned by the Reporting Person were acquired for, and are being held for, investment purposes. As discussed above, the shares were acquired pursuant to a Share Purchase Agreement with Mr. George Dory in association with a change in management and business plan.

The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Greenhouse Solutions Inc. is a Nevada corporation engaged in the sale and distribution of urban gardening products and greenhouses on the North American Market, but is currently evolving the business into the development, marketing, production, and sale of cannabidiol ("CBD") products for both personal health use and canine use, in addition to probiotic-based nutraceuticals. Until Greenhouse Solutions Inc. transitions fully to production of CBD and nutraceutical products, they will provide consulting services for the urban gardening industry and will act as a non-stocking distributor of lighting solutions, soils mixtures and nutrient supplements for greenhouses. The new business plan is being pursued with new management and with equity participation by new principals. Dr. Malireddy S. Reddy is licensing formulations for probiotic-based nutraceuticals to the Company, and Rik J. Dietsch is licensing nutraceutical formulations to the Company. The Company believes that these formulations are unique and superior to other products on the market, and thus, the Board of Directors have chosen this business direction for the Company.

Along with the change in business plan, the Board of Directors of Greenhouse Solutions Inc. has appointed new Officers and elected new Board members. Rik Dietsch has been appointed as the CEO of Greenhouse Solutions Inc. Redgie Green

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will no longer  serve as CEO,  but will now  serve as  President  of  Greenhouse
Solutions, Inc. Both Mr. Dietsch and Mr. Green will also serve as Directors of the Company. John G. Michak, III is also a Director of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the close of business on January 21, 2015, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 29,000,000 shares of common Stock. As of January 21, 2015, these shares represented 32.7% of the voting power of the 88,760,000 total voting shares of the Company's capital stock outstanding as reported.

         (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

         (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including January 21, 2015, up to the present.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 of this statement and between such Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

A new business direction is being pursued with new management and with equity participation by new principals. The CEO/Director, Rik Dietsch, has acquired 4,000,000 shares of Common Stock (4.51%) for a Sub-License of certain proprietary formulations related to CBD Oil and as may be legally allowed, marijuana products. The President/Director Redgie Green has purchased 200,000 shares of Common Stock (0.23%), and Director, John G. Michak, III, has purchased 29,000,000 shares of common Stock (32.7%) from George Dory. Mr. Dory returned 11,000,000 shares of stock to treasury. There is an understanding that the license and Sub-License provided to the Company by Dr. Reddy and Mr. Dietsch respectively are conditioned on performance thereunder. Dr. Reddy received 7,000,000 shares as consideration for a License of probiotic formulas for CBD Oil and marijuana products if legal.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1 License Agreement Between Dr. M.S. Reddy and Greenhouse Solutions, Inc.




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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, correct.


                                 /s/ John G. Michak, III
                                 -------------------------------------------
                                 John G. Michak, III






















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